April 4, 2001



VIA EDGAR

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549
Attention: Bradley Kamlet


Re:      Stockpoint, Inc.
         Registration Statement on Form S-1 (File No. 333-33784)

Ladies and Gentlemen:

         In light of current unfavorable market conditions, Stockpoint, Inc. hereby requests withdrawal of its Registration Statement on Form S-1 (File No. 333-33784) (the "Registration Statement") pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"). No securities have been sold pursuant to the Registration Statement. The Company may undertake a private offering in reliance on Rule 155(c) of the Rules and Regulations promulgated under the Securities Act.

            The Company requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account with the Commission for future use.

         Please direct any inquiries to Tom Martin of Dorsey & Whitney LLP at
(612) 340-8706.

                                       Respectfully,

                                       Stockpoint, Inc.


                                       /s/ William E. Staib
                                       -----------------------------------------
                                       William E. Staib,
                                       CEO